UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Seattle Genetics, Inc
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

812578102
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 812578102	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors LP 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,735,926
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,735,926
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,735,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Based on 122,481,320 shares of the Issuer’s common stock outstanding as of November 5, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 8, 2013.

Page 2 of 2 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors (GP) LLC 46-37147749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,735,926
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,735,926
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,735,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Based on 122,481,320 shares of the Issuer’s common stock outstanding as of November 5, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 8, 2013.

Page 3 of 3 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,831,166
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,831,166
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,831,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Based on 122,481,320 shares of the Issuer’s common stock outstanding as of November 5, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 8, 2013.

Page 4 of 4 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,943,673(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,943,673(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,943,673(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 112,500 shares of the Issuer’s common stock underlying 112,500 options directly held.

(2) Based on 122,481,320 shares of the Issuer’s common stock outstanding as of November 5, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 8, 2013.

Page 5 of 5 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FBB2, LLC 45-5474130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,243
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) The percentage of ownership is less than 0.1%. (2) Based on 122,481,320 shares of the Issuer’s common stock outstanding as of November 5, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 8, 2013.

Page 6 of 6 Pages

Amendment No. 8 to Schedule 13D

This Amendment No. 8 to Schedule 13D amends and supplements the statements on the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker and FBB2, LLC (“FBB2”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the amended and restated management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 8 are incorporated herein by reference. Set forth below is the aggregate number and percentage of shares of Common Stock directly held, as of the date hereof, by each of the following based upon 122,481,320 shares outstanding as of November 5, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2013. Such percentage figures were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Reporting Person	Number of Shares	Percentage of Class Outstanding

667, L.P.	3,868,576	3.2%

Baker Brothers Life Sciences, L.P.	16,509,798	13.5%

14159, L.P.	357.552	0.3%

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

As discussed above, Julian C. Baker and Felix J. Baker are also the sole managers of FBB2 and as such may be deemed to be beneficial owners of shares owned by FBB2 and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

Felix J. Baker is a Director of the Issuer.

Page 7 of 7 Pages

(c) Felix J. Baker serves on the Issuer’s Board as representatives of the Funds. Due to the agreements and policies of the Funds, Felix J. Baker does not have any right to receive any profits from any securities as compensation for serving as a Director of the Issuer and therefore has no pecuniary interest in the restricted stock units payable solely in common shares of the Issuer (“Restricted Stock”) or in the options to purchase common stock of the Issuer (“Stock Options”). The Funds are entitled to the pecuniary interest in the Restricted Stock and Stock Options as each holds an indirect pecuniary interest. Felix J. Baker solely as a result of his ownership interest in the general partners of the general partners of the Funds may be deemed to have an indirect pecuniary interest in the Restricted Stock and Stock Options (ie. no direct pecuniary interest). Felix J. Baker currently retains voting and investment power over the shares of Restricted Stock and Stock Options.

The following transactions in the Issuer’s Common Stock were effected by the Funds noted below during the sixty days preceding the filing of this statement using working capital of the applicable purchasing Fund. All transactions were effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/ Share	Footnotes
Baker Brothers Life Sciences, L.P.	12/3/2013	112,797	Purchase	42.3098	1
14159, L.P.	12/3/2013	2,816	Purchase	42.3098	1
Baker Brothers Life Sciences, L.P.	12/3/2013	105,414	Purchase	42.413	2
14159, L.P.	12/3/2013	2,632	Purchase	42.413	2
Baker Brothers Life Sciences, L.P.	12/3/2013	142,220	Purchase	42.5595	3
14159, L.P.	12/3/2013	3,551	Purchase	42.5595	3
Baker Brothers Life Sciences, L.P.	12/4/2013	11,617	Purchase	42.653	4
14159, L.P.	12/4/2013	290	Purchase	42.653	4
Baker Brothers Life Sciences, L.P.	12/4/2013	18,232	Purchase	42.645	5
14159, L.P.	12/4/2013	455	Purchase	42.645	5
Baker Brothers Life Sciences, L.P.	12/4/2013	72,807	Purchase	43.2049	6
14159, L.P.	12/4/2013	1,818	Purchase	43.2049	6
Baker Brothers Life Sciences, L.P.	12/4/2013	40,471	Purchase	43.0056	7
14159, L.P.	12/4/2013	1,011	Purchase	43.0056	7
Baker Brothers Life Sciences, L.P.	12/4/2013	13,632	Purchase	43.7189	8
14159, L.P.	12/4/2013	340	Purchase	43.7189	8
Baker Brothers Life Sciences, L.P.	12/4/2013	100,626	Purchase	42.9471	9
14159, L.P.	12/4/2013	2,512	Purchase	42.9471	9
Baker Brothers Life Sciences, L.P.	12/4/2013	6,814	Purchase	43.4247	10
14159, L.P.	12/4/2013	170	Purchase	43.4247	10
Baker Brothers Life Sciences, L.P.	12/5/2013	114,663	Purchase	44.0455	11
14159, L.P.	12/5/2013	2,863	Purchase	44.0455	11
Baker Brothers Life Sciences, L.P.	12/5/2013	22,147	Purchase	43.9995	12
14159, L.P.	12/5/2013	553	Purchase	43.9995	12
Baker Brothers Life Sciences, L.P.	12/5/2013	219,958	Purchase	43.9752	13
14159, L.P.	12/5/2013	5,492	Purchase	43.9752	13
Baker Brothers Life Sciences, L.P.	12/12/2013	122,660	Purchase	39.5283	14
14159, L.P.	12/12/2013	3,056	Purchase	39.5283	14
Baker Brothers Life Sciences, L.P.	12/12/2013	55,256	Purchase	39.537	15
14159, L.P.	12/12/2013	1,377	Purchase	39.537	15
Baker Brothers Life Sciences, L.P.	12/12/2013	99,775	Purchase	39.7	16
14159, L.P.	12/12/2013	2,486	Purchase	39.7	16
Baker Brothers Life Sciences, L.P.	12/13/2013	42,646	Purchase	39.6549	17
14159, L.P.	12/13/2013	1,063	Purchase	39.6549	17
Baker Brothers Life Sciences, L.P.	12/16/2013	51,244	Purchase	39.9219	18
14159, L.P.	12/16/2013	1,280	Purchase	39.9219	18
Baker Brothers Life Sciences, L.P.	12/16/2013	25,596	Purchase	39.9121	19
14159, L.P.	12/16/2013	639	Purchase	39.9121	19

Page 8 of 8 Pages

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $41.87 to $42.70. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $41.87 to $42.69 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $42.39 to $42.66 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $42.32 to $43.00 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

Page 9 of 9 Pages

 (5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $43.55 to $43.70 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $42.91 to $43.70 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $42.69 to $43.65 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (8) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $43.70 to $43.73 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (9) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $42.34 to $43.30 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (10) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $43.39 to $43.57 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (11) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $43.50 to $44.29 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (12) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $43.99 to $44.00 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (13) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $43.61 to $44.30 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (14) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $39.26 to $39.79 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

Page 10 of 10 Pages

 (15) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $39.40 to $39.65 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (16) All of the shares traded in this transaction were traded in a single execution at the reported price of $39.70.

 (17) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $39.19 to $40.00 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (18) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $39.77 to $40.00 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (19) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $39.80 to $40.00 The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Agreement regarding the joint filing of this statement.

Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2013

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC
By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB2, LLC
By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager

Page 12 of 12 Pages